Exhibit 99.1

Press Release	January 22nd, 2016

Cnova N.V.: Appointment

Emmanuel GRENIER as Chief Executive Officer (CEO)

of Cnova N.V.

AMSTERDAM, January 22, 2016; 07:45 CET —Cnova N.V. (Nasdaq & Euronext in Paris: CNV) (“Cnova” or the “Company”) today announced the designation of Mr. Emmanuel Grenier, previously one of the two co-CEOs of the Company, as Chief Executive Officer (“CEO”) and replacement executive director of the Company. This follows the resignation yesterday of Mr. German Quiroga, formerly co-CEO of the Company and CEO of the Company’s Brazilian subsidiary Cnova Comércio Eletrônico S.A. (“Cnova Brazil”). With this appointment, Mr. Grenier becomes the sole Chief Executive Officer and executive director of the Company.

Emmanuel Grenier was appointed as our Co-CEO in June 2014 and subsequently appointed CEO and replacement executive director on January 21, 2016. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, most recently as Managing Director and Chief Executive Officer of Cdiscount since 2008. Mr. Grenier holds a masters degree from ESC Chambéry in France.

Moreover, Mr. Flavio Dias will be appointed as CEO of Cnova Brazil as of 15 February 2016, replacing Mr. Quiroga. Mr. Dias will report directly to Mr. Grenier.

Flavio Dias is a recognized expert in the E-Commerce sector, having served as CEO of Walmart.com as well as General Manager at Magazine Luiza and LatAm E-business and CRM Manager at Philips Consumer Electronics. An engineer by training, Mr. Dias also holds several advanced degrees in E-Commerce, professional and business administration.

These changes do not affect the size of the Company’s Board of Directors and the composition of the Board’s committees. Biographical information for Mr. Grenier, Mr. Dias and the current members of the Company’s Board of Directors as well as information regarding the composition of the Board of Directors and its committees is available at http://www.cnova.com/en/investor-relations/. Information regarding the Company’s remuneration policy pertaining to the members of its Board of Directors is available at http://www.cnova.com/en/investor-relations/related-documents/.

The Company and the Board of Directors thank Mr. Quiroga for his contributions to the Company since its inception, congratulate Mr. Grenier on his appointment as CEO and executive director and welcome Mr. Dias as CEO of Cnova Brazil.

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Cnova Investor Relations Contact:	Media Contact:
G. Christopher Welton	Cnova N.V.
Tel: +31 20 795 06 71	Head of Communications
christopher.welton@cnovagroup.com	+33 6 80 39 50 71
investor@cnova.com	directiondelacommunication@cnovagroup.com

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 26 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review regarding inventory management in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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